UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES ACT OF 1934

For the Month of November 2004

Commission File Number: 000-32115

ENTERRA ENERGY TRUST
(as successor issuer to Enterra Energy Corp.)

(Translation of registrant’s name into English)

2600, 500-4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  x    Form 40-F___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___  No   x

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes___  No   x

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___  No   x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERRA ENERGY TRUST
(Registrant)
By: Enterra Energy Corp.
Administrator of the Trust
By: /s/ Luc Chartrand
Luc Chartrand
President and Chief Executive Officer
Date: November 23, 2004

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Reporting Issuer:

Enterra Energy Trust ("Enterra")
26th Floor, 500 - 4th Avenue S.W.
Calgary, AB T2P 2V6

2.

Date of Material Change:

September 29, 2004

3.

News Release:

A news release was issued and disseminated through CCN Matthews on September 30, 2004 and correcting and replacing news releases were issued and disseminated through each of CNN Mathews and BWIRE on September 30, 2004.

4.

Summary of Material Change:

On September 29, 2004, Rocky Mountain Acquisition Corp. (“AcquisitionCo”), a subsidiary of Enterra, completed the acquisition of all of the issued and outstanding common shares of Rocky Mountain Energy Corp. ("Rocky").  The acquisition was completed by way of a plan of arrangement (the “Arrangement”). The transaction, including the assumption of Rocky debt, has been valued at approximately C$55 million.  As a result of this acquisition, Enterra has approximately 25 million trust units outstanding.

5.

Full Description of Material Change:

On September 28, 2004, at an annual and special meeting of shareholders, the shareholders of Rocky unanimously approved the Arrangement involving Rocky, AcquisitionCo, Enterra Energy Commercial Trust and the shareholders of Rocky. The Court of Queen's Bench of Alberta also approved the Arrangement on September 28, 2004.

On September 29, 2004, AcquisitionCo completed the acquisition of all of the issued and outstanding common shares Rocky pursuant to the Arrangement.  Immediately following closing of the Arrangment, Rocky and AcquisitionCo amalgamated effective September 29, 2004 and continued as Rocky Mountain Acquisition Corp.

Pursuant to the Arrangement, each shareholder of Rocky received for each share of Rocky held thereby, depending on the election of such holder, either C$6.10 in cash, 0.35078 of a trust unit of Enterra, or 0.35078 of an exchangeable share (each of which is exchangeable for a trust unit of Enterra subject to adjustment of the exchange ratio in accordance with the terms of the exchangeable shares).

Upon completion of the Arrangement, an aggregate of 1,946,576 Enterra trust units, 341,882 exchangeable shares and cash in the amount of C$7,233,746 were issued or paid to the former shareholders of Rocky.

The Rocky common shares have been delisted from the TSX Venture Exchange.

Summary of the Effect on Reserve Data

A report concerning Enterra’s oil and gas reserves as of December 31, 2003 (the “McDaniel Report”) as required under item 1 of section 2.1 of the Canadian Securities Administrators’ National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") was prepared by McDaniel & Associates Consultants Ltd. dated February 27, 2004.  A report concerning the oil and gas reserves as of December 31, 2003 in respect of Enterra’s more recently acquired East Central Properties’ (the “GLJ Report”) as required under NI 51-101 was prepared by Gilbert Laustsen Jung & Associates dated May 4, 2004.

A summary of the reserves data from each of the McDaniel Report and the GLJ Report is contained in Enterra’s Initial Annual Information Form, dated May 19, 2004 (“AIF”).  In the AIF, see - Statement of Reserves Data And Other Oil And Gas Information, and Appendix “A” – Information Concerning The Acquisition of Properties in East Central Alberta.  Each of the McDaniel Report, the GLJ Report and the AIF has been previously filed on SEDAR and is available at www.sedar.com.

As a result of the Arrangement, Enterra acquired the oil and gas reserves of Rocky.  A reserve report concerning Rocky’s crude oil, natural gas and associated products as at January 31, 2004 (the "Trimble Report"), prepared and presented in accordance with NI 51-101, was prepared by Trimble Engineering Associates Ltd.  A summary of the Trimble Report was included in Rocky’s information circular dated August 27, 2004 (“Information Circular”) which was filed on SEDAR.  In the Information Circular, see Appendix “B” - Information Related to Rocky Mountain.  Each of the Trimble Report and the Information Circular has been previously filed on SEDAR and available at www.sedar.com.

In summary, the reasonable estimated effects as to how the Arrangement, had it occurred immediately prior to December 31, 2003 (the effective date of the McDaniel Report and the GLJ Report), would have affected the reserves data or other information contained in the reserve reports of Enterra, is as follows: (a) the reserves and net present values thereof, the future development costs, the producing and non-producing wells, the properties with no attributed reserves, the production estimates, and the abandonment and reclamation costs, would all be increased by the amount of such items set forth in the Trimble Report; and (b) the constant product prices referred to in the reserve reports would become weighted average product prices.

Based on the McDaniel Report, GLJ Report, and the Trimble Report, Enterra has prepared summary information concerning what it reasonably expects, post-acquisition, to be the combined pro forma proved reserves (before royalties), the proved plus probable reserves (before royalties), and the value of proved plus probable reserves discounted (before taxes) at 10% and 15%.  This information is set forth in the table below:

Selected Reserves Data

	EET	East Central Alberta Properties	Rocky Mountain	Pro Forma
	as at December 31, 2003	as at December 31, 2003	as at January 31, 2004	Combined
Proved Reserves
(before royalties)
Crude oil & NGLs (mbbls)	5,125	2,107	1,752	8,984
Natural gas (mmcf)	6,104	1,622	3,367	11,093
Oil equivalent (boe)	6,143	2,377	2,313	10,833

Proved plus Probable Reserves
(before royalties)
Crude oil & NGLs (mbbls)	7,096	2,933	2,573	12,602
Natural gas (mmcf)	8,031	2,969	4,097	15,097
Oil equivalent (boe)	8,435	3,428	3,256	15,119

Value of Proved plus Probable Reserves - Discounted
(before taxes)
at 10% ($millions)	111,881	18,032	42,467	172,380
at 15% ($millions)	102,310	15,957	36,878	155,145

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable

7.

Omitted Information:

Not applicable

8.

Senior Officer knowledgeable about the Material Change and this Report:

Luc Chartrand, President and Chief Executive Officer

Telephone: (403) 213-2502

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED this 8th day of October, 2004, at the City of Calgary, in the Province of Alberta.

ENTERRA ENERGY TRUST, by its administrator, ENTERRA ENERGY CORP.
Per:	/s/ Luc Chartrand
Luc Chartrand President and Chief Executive Officer

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